UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For September 7, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, September 6, 2018.

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Comission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Re: Material Fact. Stock Buyback in compliance with Article 64 of Argentine Capital Market Act (Ley de Mercado de Capitales) and the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores).

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in compliance with Section 11 of Chapter I, Title II and Section 2, Chapter I, Title XII of the Rules of the Argentine Securities and Exchange Commission (Comisión Nacional de Valores (“CNV”) (T.O. 2013), in order to report that on the date hereof the Company’s Board of Directors approved the Company’s stock buyback, in compliance with Section 64 of the Argentine Capital Market Act (Ley de Mercado de Capitales) No. 26,831  (“Act No. 26,831”) and CNV Rules.

We report that by virtue of the distortion existing between the economic value of the Company -measured by its current businesses and those arising from ongoing projects- and the current quotation price of the Company’s shares in the market, damage is being caused to the interests of shareholders. Therefore, and in order to mitigate the referred impact, the Board of Directors has approved the stock buyback in view of the Company’s strong cash position and investments.

The terms and conditions of the buyback are described herein below:

1. Purpose: to contribute to reducing the distortion existing between the economic value of the Company -measured by its current businesses and those stemming from ongoing projects- and the current quotation price of the Company’s shares in the stock market, which causes damage to the interests of its shareholders.

2. Maximum amount to be invested: up to AR$ 1,800,000,000 (1.8 Billion Argentine Pesos).

3. Maximum number of shares or maximum stake in the capital stock to be subject to the buyback: treasury shares may not exceed, in the aggregate, 10% of the capital stock. As of September 4, 2018, TGS holds 2,103,082 treasury American Depositary Receipts (ADRs) representative of 10,515,410 TGS common shares, equivalent to 1.32% of the capital stock. In order to comply with the provisions of Section 64 of Act No. 26,831, the shares to be acquired are fully paid-up.

4. Daily limit of local stock market transactions: pursuant to the provisions of Act No. 26,831, the daily quantity of shares to be repurchased in the Argentine stock market shall not exceed twenty five percent (25%) of the average daily trading volume (“ADTV”) of TGS shares ninety business days preceding the day of the repurchase.

5. Price to be paid per share: up to a maximum of AR$ 130 (a hundred and thirty Argentine Pesos) per share in Bolsas y Mercados Argentinos S.A. stock exchange and of US$ 17 (seventeen US dollars) per ADR in the New York Stock Exchange. Furthermore, the Company shall not purchase shares or ADRs at a price exceeding the higher of (i) the highest independent bid or (ii) the last independent transaction price quoted or reported in the consolidated system.

6. Origin of the funds: the buyback shall be made out of net earnings as reflected by the Financial Statements for the six-month period ended June 30, 2018, which were approved by the Board of Directors meeting No. 532 dated August 8, 2018. Such Financial Statements reflect that TGS has the necessary liquidity to carry out such buyback, without affecting its solvency.

7. Period for implementing the buyback: the Company shall carry out the buyback during a period of 180 (one hundred and eighty) calendar days, calculated as from the business day immediately following the date of publication of the buyback in stock market media, subject to any renewal or extension of the period as approved by the Board of Directors, which shall be disclosed to the investing public by such means.

8. Internal notification: Directors, statutory auditors and senior managers shall be informed that, during the effective period of the Company’s buyback, they may not sell any shares they hold and/or manage, either directly or indirectly, in TGS during the referred period.

9. Timing: the Company shall not purchase ADRs (i) as the opening transaction in the ADRs reported in the consolidated system and (ii) during the ten minutes before the scheduled close of the primary trading session in the principal market for the ADRs purchase is effected.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: September 7, 2018.